SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Anne Nguyen Parker, Assistant Director

Re:	Visteon Corporation
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed April 1, 2015
File No. 001-15827

Dear Ms. Parker:

On behalf of Visteon Corporation (“Visteon” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated April 10, 2015, relating to the above referenced amendment no. 1 to preliminary proxy statement on Schedule 14A filed by the Company on April 1, 2015 (the “Amended Preliminary Proxy Statement”). In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Selected Companies Analysis, page 45

1.	We note your response to comment 12 in our letter dated March 27, 2015 that UBS did not consider Denso in its selected companies analysis because its comparative degree of independence from customers did not fit the characteristics considered by UBS for such analysis. Please disclose this information in the filing. Please also clarify what is meant by “independence from customers” and explain how Denso differs from the company in this respect.

April 13, 2015

Response: In response to the Staff’s comment, the Company will make the following changes to the Amended Preliminary Proxy Statement, which will be reflected in the definitive proxy statement filed by the Company:

1. The Company will make the following changes to the last full paragraph on page 45 of the Amended Preliminary Proxy Statement (deleted text is indicated with a strikethrough as follows, ~~deleted text~~, and added text is indicated with a double underline as follows, added text):

“UBS compared selected financial data of HVCC with corresponding data of (i) eight publicly traded companies in the global light vehicle supplier industry whose businesses focus on supplying light vehicle automotive parts directly to global automotive manufacturers (the “Global Tier 1 Light Vehicle Suppliers”), and (ii) three Korean publicly traded companies in the light vehicle supplier industry whose businesses focus on supplying light vehicle automotive parts (the “HMG/Korea-Focused Suppliers” and, together with the Global Tier 1 Light Vehicle Suppliers, the “selected companies”)~~, which~~. UBS viewed ~~as~~the selected companies as being reasonably comparable to HVCC based on UBS’s knowledge of those industries and financial and operating characteristics of such selected companies, including enterprise value, products supplied, geographic scope, market focus and ~~degree of~~, with respect to Global Tier 1 Light Vehicle Suppliers only, independence from customers, which was defined by UBS for the purposes of its selected companies analysis as having no customer that, together with such customer’s affiliates, holds 10% or more of such company’s equity interests. The selected companies are as follows:”

2. The Company will add the following paragraph on page 46 of the Amended Preliminary Proxy Statement immediately following the selected companies list and immediately preceding the paragraph that begins “UBS reviewed . . .”:

“UBS excluded Denso Corporation, considered by Visteon as the only global full-line automotive thermal management supplier other than HVCC, from its selected companies analysis because Denso (i) was not independent from its customers, as such characteristic was defined by UBS, since one of Denso’s customers, Toyota, together with its affiliates, holds more than 10% of Denso’s equity interests, and (ii) was not a Korean publicly traded company.”

Litigation and Claims, page 113

2.	We note your response to comment 18 in our letter dated March 27, 2015. You state in your response that you have provided disclosure in your periodic SEC reports, including your last Form 10-K, about your voluntary disclosure to OFAC that vehicle HVAC components and systems HVCC Jinan sold to Geely were subsequently resold by Geely in Cuba and Syria. We have not been able to locate such disclosure in any of your periodic SEC reports. Please advise.

April 13, 2015

Response: The Company respectfully submits that, among other periodic SEC reports, it has disclosed its voluntary self-disclosure to OFAC on pages 17 and 18 of its Annual Report on Form 10-K for fiscal year ended December 31, 2014. This disclosure is as follows:

“In November 2013, the Company and HVCC, jointly filed an Initial Notice of Voluntary Self-Disclosure statement with the U.S. Treasury Department’s Office of Foreign Assets Control (‘OFAC’) regarding certain sales of automotive HVAC components by a minority-owned, Chinese joint venture of HVCC into Iran. The Company updated that notice in December 2013, and subsequently filed a voluntary self-disclosure regarding these sales with OFAC in March 2014. In May 2014, the Company voluntarily filed a supplementary self-disclosure identifying additional sales of automotive HVAC components by the Chinese joint venture, as well as similar sales involving an HVCC subsidiary in China, totaling approximately $12 million, and filed a final voluntary-self disclosure with OFAC on October 17, 2014. OFAC is currently reviewing the results of the Company’s investigation. Following that review, OFAC may conclude that the disclosed sales resulted in violations of U.S. economic sanctions laws and warrant the imposition of civil penalties, such as fines, limitations on the Company’s ability to export products from the United States, and/or referral for further investigation by the U.S. Department of Justice. Any such fines or restrictions may be material to the Company’s financial results in the period in which they are imposed, but at this time is not able to estimate the possible loss or range of loss in connection with this matter. Additionally, disclosure of this conduct and any fines or other action relating to this conduct could harm the Company’s reputation and have a material adverse effect on our business, operating results and financial condition. The Company cannot predict when OFAC will conclude its own review of our voluntary self-disclosures or whether it may impose any of the potential penalties described above.”

The October 17, 2014 voluntary self-disclosure referred to above includes, among other sales, $249,313 in sales of HVAC units by HVCC Jinan to Geely, which Geely subsequently sold in Cuba and Syria.

As evidenced above, in its periodic SEC reports, the Company has disclosed that it has filed a voluntary self-disclosure with OFAC, that the voluntary self-disclosure relates to sales of automotive HVAC components by both a Chinese joint venture of HVCC and a Chinese subsidiary of HVCC (which is HVCC Jinan), that the aggregate amount of these sales is approximately $12 million, that OFAC could conclude that the disclosed sales resulted in violations of U.S. economic sanctions laws and warrant the imposition of penalties, that any such fines or restrictions may be material to the Company’s financial results in the period in which they are imposed, and that disclosure of this conduct and any fines or other action relating to this conduct could harm the Company’s reputation and have a material adverse effect on its business, operating results and financial condition. The Company respectfully submits that, although the disclosure does not specifically identify the amount of Geely’s sales in Cuba and Syria, the disclosure relating to the Company’s voluntary self-disclosure provided in its last Form 10-K and other periodic SEC reports includes all of the information that could be considered material by a reasonable investor.

3.	Please provide the information requested in comment 18 regarding qualitative materiality. Address specifically Geely’s resale in Cuba and Syria of products sold to Geely by your indirect subsidiary HVCC Jinan. Please also tell us when the sales to Greely and the resales in Cuba and Syria occurred.

April 13, 2015

Response: The Company respectfully submits that, in addition to not being quantitatively material, Geely’s resales of HVAC components into Cuba and Syria are not qualitatively material for the following reasons:

1. The sales of products in Cuba and Syria were not sales by the Company or any of its subsidiaries or affiliates, but rather they were resales by a third-party customer of the Company.

2. The sales of products to Geely that were sold in Cuba and Syria represent only approximately 0.003% of Visteon’s total sales for 2014.

3. The Company has implemented party and transactional screening controls and training procedures designed to ensure compliance by the Company and its subsidiaries and affiliates with restrictions on the sale of its products in sanctioned countries.

4. The Company has disclosed in its periodic filings, including its last Form 10-K, that it has made a voluntary self-disclosure to OFAC that includes, among other sales, the sales by Geely in Cuba and Syria, the aggregate amount of the sales subject to the voluntary self-disclosure, and potential penalties and other potential adverse effects on the Company as a result of the voluntarily self-disclosure. The Company does not believe that its reputation or share value has been adversely affected by this disclosure.

5. The proxy statement that is the subject of this letter relates to the sale of all of the Company’s interest in HVCC and its subsidiaries, including HVCC Jinan, the subsidiary that sold the products to Geely that were sold in Cuba and Syria. In the event that this sale is approved by the Company’s shareholders and the sale is consummated, the Company will no longer be affiliated with HVCC or HVCC Jinan.

The sales of products by HVCC Jinan to Geely that were sold in Syria occurred in October of 2011. The sales of products by HVCC Jinan to Geely that were sold in Cuba occurred in October 2010, September 2011, October 2012, November 2012, September 2013, October 2013, and January 2014. The Company does not have knowledge of when the resales by Geely occurred.

We hope that the foregoing has been responsive to the Staff’s comments. Please contact me if you have any questions about this submission.

Sincerely yours,

/s/ Shilpi Gupta
Shilpi Gupta
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Peter Ziparo
Visteon Corporation